SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549



                                    FORM 11-K

          [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         Commission File Number: 0-17932


                  AMENDED AND RESTATED MICRON ELECTRONICS, INC.
                        RETIREMENT AT MICRON "RAM" PLAN
       (Effective January 1, 2002, the Plan is called the Interland
                               401(k) Savings Plan)
                              (Full Title of Plan)


                                 INTERLAND, INC.
                     303 Peachtree Center Avenue, Suite 500
                             Atlanta, Georgia 30303
               (Name of issuer of the securities held pursuant to
           the Plan and the address of its principal executive office)

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
DECEMBER 31, 2001 AND 2000
INDEX
--------------------------------------------------------------------------------


                                                                           PAGE

Report of Independent Accountants                                             1

Statements of Net Assets Available for Benefits
  As of December 31, 2001 and 2000                                            2


Statement of Changes in Net Assets Available for Benefits
  For the year ended December 31, 2001                                        3


Notes to Financial Statements                                              4-10


Supplemental Schedule*

  Schedule I -- Form 5500 -- Schedule H -- Line 4i --
    Schedule of Assets Held for Investment Purposes at End of Year           11



* Other schedules required by 29 CFR 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Advisory Committee of the Interland 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Micron Electronics, Inc. Retirement at Micron "RAM" Plan (the "Plan") as of December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at the End of the Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

July 12, 2002
Atlanta, Georgia

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                     2001                2000

ASSETS
Investments, at fair value                                       $ 29,604,259       $ 46,509,016
Participant loans                                                     256,568            567,816
                                                                 -------------      -------------
     Total investments and participant loans                       29,860,827         47,076,832

Contributions receivable
   Participant                                                         80,021            261,562
   Employer                                                           127,240            593,428
                                                                 -------------      -------------

      Total receivables                                               207,261            854,990
                                                                 -------------      -------------
      Total assets and net assets available for benefits         $ 30,068,088       $ 47,931,822
                                                                 -------------      -------------





   The accompanying notes are an integral part of these financial statements.

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

Contributions
   Participants                                                     $ 3,339,075
   Employer                                                           1,419,495
                                                                   -------------
           Total contributions                                        4,758,570
                                                                   -------------

Investment income (loss)
   Net appreciation (depreciation) in fair value of investments      (6,869,746)
   Dividends and interest                                               714,799
                                                                   -------------
            Total investment income (loss)                           (6,154,947)
                                                                   -------------

Distribution to participants                                         (9,810,931)
Transfers out (Note 4)                                               (6,656,426)
                                                                   -------------
           Decrease in net assets available for benefits            (17,863,734)
                                                                   -------------

Net assets available for benefits:
   Beginning of year                                                  47,931,822
                                                                   -------------
   End of year                                                      $ 30,068,088
                                                                   -------------




   The accompanying notes are an integral part of these financial statements

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     The following is a brief description of the Micron Electronics, Inc. (the Employer) Retirement at Micron "RAM" Plan (the Plan) and provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers eligible employees on the first day of their employment (Participants).

     On May 31, 2001, the Employer sold its PC Division to Gores Technology Group ("Gores"), a privately held international acquisition and management company. As a result, approximately 1,160 employees were terminated from the Employer and transferred to Gores. In addition, the Employer announced on May 31 and March 23, 2001 the termination of approximately 250 and 430 employees respectively from its PC Division. On April 5, 2001, the Employer sold its semiconductor refurbishing division ("Spectek") to the Employer's parent, Micron Technology, Inc., ("MTI"). Approximately 550 employees were terminated and transferred to MTI in connection with the sale. On August 6, 2001, the Employer completed the acquisition of Interland, Inc ("Interland"), a Georgia corporation which provides business-class Web hosting solutions for small and medium businesses, with Interland surviving as a wholly owned subsidiary of the Employer (the Merger). Simultaneously with the Merger, the Employer changed its name from Micron Electronics, Inc. to Interland, Inc. and changed its Nasdaq stock symbol to INLD effective August 7, 2001. At that time, the Plan changed its stock fund investment option from the MEI stock fund to the Interland stock fund accordingly.

     Due to  the  significant  amount  of  involuntary  terminations,  the  Plan
     Administrator determined that the Plan experienced a "partial plan termination" under the IRC. As a result, all nonvested amounts were fully vested in the affected participants' accounts.

     CONTRIBUTIONS

     o Employee - Participants may elect to defer from 1 percent to 16 percent of their earnings through payroll deductions subject to Internal Revenue Code limitations. Such contributions are remitted by the Employer to the Plan.

     o Rollover - At the discretion of the Plan Administrative Committee, Participants may transfer balances from other qualified plans or conduit IRA accounts to the Plan. Rollover contributions are grouped with employee contributions in the Statement of Changes in Net Assets Available for Benefits.

     o Employer Matching - Effective January 1, 2000, the Employer matching was amended, whereas the Employer, at the discretion of the Board of Directors, may contribute to the Plan an amount that is equal to 100% of a Participant's pre-tax contributions up to a maximum of the greater of dollar for dollar on the first four percent of compensation for each pay date or $1,500 per Plan year. As a result of the amendment, the Employer may be required to contribute additional amounts to the Plan to ensure that Participants still employed at the

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

          end of the Plan year receive the matching amount that is equal to the greater of the first four percent each pay date or $1,500. The Plan has recorded in the Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000, an additional employer contribution receivable of $79,575 and $451,855, respectively. These amounts are included in the total employer contributions receivable of $127,240 and $593,428 at December 31, 2001 and 2000, respectively.

     Also, effective January 1, 2000, the Plan was amended, whereas the Employer matching contribution may be made in Employer common stock. If the contribution is made in Employer common stock, the participant may reallocate those funds at any time to other investment options of the Plan. Matching contributions are allocated to the Participant's account when received by the Trustee.

     o Employer Discretionary - The Employer, at the Board of Directors' discretion, may contribute additional amounts to the Plan, which are allocated to Participant accounts on the last day of the Plan year based on a percentage of the Participants' earnings. The Participant must be employed by the Employer on the last day of the Plan year and meet certain other eligibility requirements in order to be eligible for such employer contributions. No additional amounts were contributed for Plan Year 2001 and 2000.

     PARTICIPANT ACCOUNTS
     The Plan provides for two separate accounts for each Participant (combined, the Participant Account):

     o    An Employee Account in which  Participant  contributions  and rollover
          contributions   are  accumulated  and  allocated  among  the  selected
          investment funds, and

     o    An  Employer  Account  in  which  the  Employer's   contributions  are
          accumulated and allocated among the selected investment funds.

     In addition, the Participant's Account is credited with an allocation of Plan earnings and expenses based on the relative account balance and investment fund election. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

     ADMINISTRATIVE EXPENSES
     The administrative expenses of the Plan, although generally paid for by the Employer, may, at the Employer's discretion, be paid by the Plan.

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

     VESTING
     Participants are, at all times, fully vested in their Employee Account balance and all earnings on Participant Accounts. Participants are 100% vested in Employer contributions allocated to Participant Accounts prior to September 1, 1995. Employer contributions allocated to Participant Accounts for Participants of the Plan with at least three years of credited service as of September 1, 1995, are, at all times, 100% vested. Prior to January 1, 2000, Employer contributions allocated to Participant Accounts for all other Participants vest over a five-year period based upon their years of service with the Employer as follows:

                                                            VESTING
                                                            PERCENTAGE

                  YEARS OF SERVICE
                           2                                    25%
                           3                                    50%
                           4                                    75%
                           5                                   100%


     Participants are 100% vested in all Employer matching contributions allocated to the Participant Accounts on or after January 1, 2000. Employer discretionary contributions allocated to Participant accounts on or after January 1, 2000 continue to vest over a five-year period based on the vesting schedule above.

     In the event a Participant that is a current employee of the Employer retires, becomes disabled or dies while participating in the Plan, his or her Participant Account becomes fully vested.

     PAYMENT OF BENEFITS
     A Participant's vested benefits are generally payable upon reaching retirement age, separation from service with the Employer, disability or death. Participants may apply for an in-service withdrawal of their vested Participant Account if they are over 59 1/2 years of age. Participants younger than 59 1/2 may withdraw a portion of their Employee Account if they show an immediate financial hardship. All benefits are payable in a lump sum distribution.

     PLAN TERMINATION
     The Employer has the right under the Plan, subject to the provisions of ERISA as amended, to discontinue contributions to the Plan and to terminate the Plan. In the event of Plan termination, all Participants will become fully vested in all accounts maintained for their benefit. There is no current intent to terminate the Plan.

     FORFEITURES
     Participants who terminate employment with the Employer prior to becoming fully vested in their Employer Account are entitled to a distribution of their vested Participant Account balance. The Participant's nonvested Employer Account balance is forfeited. Under certain circumstances, a portion of the forfeited amount will be restored to a Participant's Account

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

     if the Participant is later re-employed. As allowed by the Plan, forfeitures in the amount of $446,115 were used to reduce Employer contributions in 2001. At December 31, 2001 and 2000 the Plan had $886,810 and $1,036,298, respectively, of forfeitures available to reduce Employer contributions in future periods.

     INVESTMENTS

     At December 31, 2001, Participants may designate the investment of their Employee and Employer Accounts in one percent increments among the following investment options:

     o    Fidelity Magellan Fund - a diversified growth mutual fund.

     o    Fidelity Equity-Income Fund - a growth and income mutual fund.

     o    Fidelity Retirement Money Market Fund - a money market mutual fund.

     o    Fidelity Blue Chip Growth Fund - a growth mutual fund.

     o Spartan U.S. Equity Index Portfolio Fund - a growth and income mutual fund.

     o AF EuroPacific Growth Fund - a growth mutual fund that invests internationally.

     o    MSIFT Fixed Income Fund (A) - an income bond mutual fund.

     o    MFS Research Fund A - a growth mutual fund.

     o    INVESCO Total Return Fund - a balanced/asset allocation mutual fund.

     o Interland Stock Fund-- a unitized employer stock fund comprised of Interland, Inc. common stock and a short-term interest bearing cash account which provides liquidity for daily trading.

     PARTICIPANT LOAN FUND
     The Plan allows Participants to borrow against their vested account balances. The minimum amount that may be borrowed is $1,000. Loans are limited to 50% of the Participant's vested account balance, with a maximum outstanding loan balance of $50,000. The Participant loans are collateralized by the balance in the Participant's account and the interest rate is equal to the prime rate on the date the loan is requested. All loans must be repaid within five years.

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements are prepared in accordance with accounting principles generally accepted in the United States using the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Investments in mutual funds are stated at fair value based on quoted market prices. The Interland Stock Fund is stated at fair value which is based on the value of the underlying common stock obtained through a market quoted price, combined with the amount in the short-term interest bearing cash account which approximates fair value due to its short-term nature. Participant loans are valued at their outstanding principal and accrued interest balances which approximates fair value. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFIT PAYMENTS
     Benefit payments are recorded when paid.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in interest rates, market conditions and credit in the near term would materially affect the values of such investments.

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


3.   INVESTMENTS

     Plan investments include the following:


                                                                                          DECEMBER 31,
                                                                                  2001                     2000

            Fidelity Magellan Fund*
              92,998 and 132,379 shares, respectively                         $   9,692,237           $  15,792,802

            Fidelity Equity-Income Fund*
              78,668 and 100,627 shares, respectively                             3,836,641               5,376,522

            Fidelity Retirement Money Market Fund*
              3,322,029 and 4,495,622 shares, respectively                        3,322,030               4,495,622

            Fidelity Blue Chip Growth Fund*
              101,849 and 141,583 shares, respectively                            4,373,407               7,295,775

            Spartan U.S. Equity Index Portfolio Fund*
              62,643 and 81,692 shares, respectively                              2,545,820               3,824,001

            AF EuroPacific Growth Fund*
              70,206 and 88,043 shares, respectively                              1,886,431               2,760,139

            MFS Research Fund A
              44,376 and 50, 038 shares respectively                                834,275               1,199,903

            MSIFT Fixed Income Fund (A)
              116,083 and 122,127 shares, respectively                            1,348,884               1,373,932

            INVESCO Total Return Fund
              12,835 and 13,986 shares, respectively                                320,999                 369,662

            Interland, Inc. Stock Fund
              117,954 and 0 shares, respectively                                  1,443,535                       -

            MEI Stock Fund*
              0 and 1,046,048 shares, respectively                                        -               4,020,658
                                                                          ---------------------    ------------------
                                                                              $  29,604,259           $  46,509,016
                                                                          =====================    ==================

         * Represents 5 percent or more of plan assets in 2001 or 2000.

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:


          Registered Investment Companies (Mutual Funds)                                              $  (4,949,338)
          MEI Stock Fund                                                                                 (2,389,426)
          Interland Stock Fund                                                                              469,018
                                                                                                   -------------------
          Net appreciation (depreciation) in fair value of investments                                $  (6,869,746)
                                                                                                   ===================

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

4.   TRANSFERS OUT

     In 2001, in connection with the sale of its PC Division and Spectek, approximately $6.6 million was transferred from the Plan to the acquiring companies' qualified 401(k) retirement savings plan. The assets were transferred directly from plan to plan; no payment was made to the Participants at this time.


5.   INCOME TAX STATUS

     The Plan obtained a determination letter on May 5, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code
     (IRC). The Plan has been amended since requesting that determination letter. However, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     In 2001, Participant deferrals in excess of the 2001 Internal Revenue Code limitation were made. These amounts were not repaid to the affected Participants as of April 15, 2002, in accordance with section 402(g) of the Internal Revenue Code. The Company has elected to self-correct under the Employee Plan Compliance Resolution System, an amnesty program sponsored by the Internal Revenue Service. These excess deferrals will be remitted to the affected Participants by December 31, 2002.


6.   PARTIES-IN-INTEREST

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the Trustee as defined by the Plan, therefore, investment transactions between Fidelity Investments and the Plan qualify as party-in-interest transactions.


7.   SUBSEQUENT EVENTS

     Effective January 1, 2002, the Interland, Inc. 401k retirement plan merged with the Plan and will be called the Interland 401(k) Savings Plan. The total assets transferred into the new plan were $1,271,162.

MICRON ELECTRONICS, INC.
RETIREMENT AT MICRON "RAM" PLAN
EIN 41-1404301/PN 35537
SUPPLEMENTAL SCHEDULE - SCHEDULE I
FORM 5500 - SCHEDULE H - LINE 4I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
AS OF DECEMBER 31, 2001
--------------------------------------------------------------------------------

   (A)                (B)                                           (C)                        (D)                (E)

                                                            DESCRIPTION OF INVESTMENT
                                                               INCLUDING MATURITY
          IDENTITY  OF ISSUER, BORROWER, LESSOR            DATE, INTEREST RATE, COLLATERAL,                     CURRENT
                  OR SIMILAR PARTY                              PAR OR MATURITY VALUE           COST             VALUE
---------------------------------------------------------------------------------------------------------------------------

    *     Fidelity Magellan Fund                                  Stock and Bond Fund           **        $    9,692,237

    *     Fidelity Equity-Income Fund                             Stock and Bond Fund           **             3,836,641

    *     Fidelity Retirement Money Market Fund                    Money Market Fund            **             3,322,030

    *     Fidelity Blue Chip Growth Fund                               Stock Fund               **             4,373,407

    *     Interland, Inc.                                             Common Stock              **             1,443,535

          Spartan U.S. Equity Index Portfolio Fund                     Stock Fund               **             2,545,820

          MSIFT Fixed Income Fund (A)                                  Bond Fund                **             1,348,884

          AF EuroPacific Growth Fund                                   Stock Fund               **             1,886,431

          MFS Research Fund A                                     Stock and Bond Fund           **               834,275

          INVESCO Total Return Fund                               Stock and Bond Fund           **               320,999

    *     Participant Loans                                          8.75% - 9.50%               0               256,568
                                                                                                         -----------------
                                                                                                          $   29,860,827
                                                                                                         =================

*  Known party-in-interest
** In accordance with the instructions to Form 5500, cost information has been omitted as all assets are participant directed.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Interland 401(k) Savings Plan duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                 AMENDED AND RESTATED MICRON ELECTRONICS, INC. RETIREMENT AT MICRON "RAM" PLAN
DATE:   July 16, 2002

                                 /s/      Sid Ferrales
                                 -------------------------------------------
                                 Sid Ferrales
                                 Senior Vice President, Human Resources
                                 Interland, Inc.
                                 Member of the Advisory Committee of the
                                 Interland 401(k) Savings Plan


1479882v5